UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Nasdaq Delisting Decision

As previously disclosed, MaxsMaking Inc. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq had determined to delist the Company’s securities pursuant to its discretionary authority under Nasdaq Listing Rule IM-5101-4. The Company appealed the Staff Determination by requesting a hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. The hearing was held on August 27, 2026.

On October 7, 2026, the Company received a notice from Nasdaq (the “Panel Decision”) notifying the Company that the Panel had determined to deny the Company’s request to reinstate trading on Nasdaq and to delist the Company’s securities. The Panel based its decision principally on trading activity indicative of potential manipulation and the Company’s failure to demonstrate sufficient liquidity to support a fair and orderly market. The Panel concluded that given the history of the trading in the Company’s securities, and the fact that only 10% of all outstanding shares are held by public investors, the risk of manipulation, or attempted manipulation, is too high to warrant lifting of the trading halt and the Panel agreed that the Company’s security lacks sufficient public float, investor base, or trading interest to support the depth and liquidity necessary to maintain a fair and orderly market. Trading in the Company’s securities was suspended by the Securities and Exchange Commission from November 17, 2025 to December 1, 2025, and thereafter, trading was halted on Nasdaq since December 2, 2025.

The Company has requested that the Nasdaq Listing and Hearing Review Council review the Panel Decision pursuant to Nasdaq Listing Rule 5820. A request for review by the Listing and Hearing Review Council does not stay the suspension of trading in the Company’s securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026	MaxsMaking Inc.

	By:	/s/ Xiaozhong Lin
	Name:	Xiaozhong Lin
	Title:	Chief Executive Officer

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